FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For March 4, 2009

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Deswell Announces the Passing of Director M.C. Tam

MACAO--(BUSINESS WIRE)--March 4, 2009--Deswell Industries, Inc. (Nasdaq: DSWL) today with deepest sadness and regret announced that Mr. Tam Man Chi (M. C. Tam), a member of Deswell’s Officers, passed away on February 23, 2009.

Mr. Tam had served as Director and was a co-founder of Deswell’s Electronics Divisions since its inception in 1986.

At present, management plans to divide Mr. Tam’s executive duties among various members of the management team.

The Company's deepest condolences on Mr. Tam's passing have been conveyed to his wife and his family.

At February 23, 2009, Mr. Tam beneficially held 362,225 common shares of Deswell, or approximately 2.3 percent of Deswell’s shares.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China. The company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount technology (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company’s key customers during its year ended March 31, 2008 included Digidesign Inc., Line 6, Inc., N&J Company Ltd. and Inter-Tel Incorporated.

To learn more about Deswell Industries, Inc., please visit the Company’s web site at www.deswell.com.

CONTACT:
Investor Relations:
Institutional Marketing Services (IMS)
John Nesbett / Jennifer Belodeau
203-972-9200

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of Deswell Industries, Inc. by
/s/ Franki Tse
Franki Tse Chief Executive Officer

Date: March 4, 2009